Exhibit 99.4
Deutsche Bank Aktiengesellschaft
Frankfurt am Main (Germany)
Re: Registration Statement on Form F-3 (No. 333-137902) as filed with the Securities and Exchange Commission by Deutsche Bank Aktiengesellschaft.
With respect to the subject Registration Statement, we acknowledge our awareness of the incorporation by reference therein of our report dated May 7, 2007 related to our review of the condensed interim consolidated financial information of Deutsche Bank Aktiengesellschaft and subsidiaries for the three month period ended March 31, 2007.
Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such reports are not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or reports prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
May 8, 2007